Exhibit 99.2

Hydrogenics Corporation

Third Quarter 2010 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and nine months ended September 30, 2010 and updates our MD&A from fiscal 2009. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2009. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. This MD&A is dated November 9, 2010 and all amounts herein are denominated in US dollars, unless otherwise stated.

Additional information about Hydrogenics, including our Annual Report on Form 20-F, for the year ended December 31, 2009, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the Forward-looking Statements cautionary notice on page 22 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A discussion of our operating results for the three and nine months ended September 30, 2010.	3
2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets.	8
3	Summary of Quarterly Results A summary view of our quarterly financial performance.	9
4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures.	9
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies.	13
6	Recent Accounting Pronouncements A discussion of Canadian generally accepted accounting principle developments that have, will or might affect the Corporation.	14
7	Outlook The outlook for our business.	19
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal control over financial reporting.	21
9	Reconciliation and Definition of Non-GAAP Measures A description, calculation and reconciliation of certain measures used by management.	21
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements.	23

Third Quarter 2010 MD&A

Hydrogenics Corporation

1   Operating Results

A discussion of our operating results for the three and nine months ended September 30, 2010.

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except for per share amounts)

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Consolidated Statements of Operations

OnSite Generation	4,879	2,521	94%	11,786	10,154	16%
Power Systems	711	1,037	(31%)	3,339	4,480	(25%)
Revenues	5,590	3,558	57%	15,125	14,634	3%

Gross Margin	1,440	575	150%	3,460	3,063	13%
% of Revenues	26%	16%		23%	21%

Selling, General and Administrative Expenses	2,477	4,603	46%	7,588	12,992	42%
Research and Product Development Expenses	1,069	1,131	5%	2,501	4,499	44%

Net Loss	(2,078)	(5,439)	62%	(6,665)	(15,446)	57%
Net Loss Per Share	(0.47)	(1.47)	68%	(1.34)	(4.18)	68%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(2,243)	(4,580)	51%	(7,414)	(15,328)	52%

Other Measures
Cash Operating Costs1	3,470	5,623	38%	9,832	17,170	43%
EBITDA1	(2,106)	(5,159)	59%	(6,629)	(14,428)	54%

____________
1 Cash Operating Costs and EBITDA are Non-GAAP measures. Please refer to Section 9 of this MD&A.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Highlights for the three months ended September 30, 2010 compared to the three months ended September 30, 2009

•
Revenues were $5.6 million for the three months ended September 30, 2010. Revenues increased 57% from the comparable period in 2009 primarily as a result of the shipment of $4.1 million of previously delayed orders, which shipped to OnSite Generation customers during the quarter. These delays were caused by delays on the part  of some customers to accept delivery of product as initially contracted. The increase in OnSite Generation revenues was partially offset by decreased revenues from our Power Systems business unit as a result of production delays resulting from our relocation to a new lower cost manufacturing facility in Mississauga, Ontario.

•
Cash operating costs were $3.5 million, a 38% decrease from $5.6 million for the three months ended September 30, 2009 primarily reflecting the absence of $1.8 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009.

•
EBITDA loss was $2.1 million for the three months ended September 30, 2010, a decrease of $3.1 million or 59% compared to the three months ended September 30, 2009. This decrease is attributable to the above-noted reduction in our cash operating costs combined with an increase in revenues and gross margin, compared to the three months ended September 30, 2009.

•	Net loss was $2.1 million, a 62% decrease from $5.4 million for the three months ended September 30, 2009.

•
Cash and cash equivalents, restricted cash and short-term investments were $11.7 million as at September 30, 2010, a $1.4 million sequential quarterly increase from $10.3 million for the three months ended June 30, 2010, reflecting: $3.8 million of net proceeds from the first two tranches of our subscription agreement with CommScope, Inc. of North Carolina (“CommScope”) partially offset by; (ii) a $1.0 million net loss, excluding non-cash items; (iii) a $1.2 million increase in non-cash working capital; and (iv) $0.2 million of other items.

Highlights for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

•
Revenues were $15.1 million for the nine months ended September 30, 2010. Revenues increased 3% from the comparable period in 2009 primarily as a result of increased revenues in our OnSite Generation business unit.  This increase was partially offset by decreased revenues in our Power Systems business unit resulting from production delays as a result of our relocation to a new lower cost manufacturing facility in Mississauga, Ontario.

•
Cash operating costs were $9.8 million for the nine months ended September 30, 2010. Cash Operating Costs for the nine months ended September 30, 2010 decreased 43% from the comparable period in 2009 primarily reflecting: (i) the absence of $3.0 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $1.2 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii) a $1.8 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; (v) the absence of $0.6 million of costs attributable to our Test Systems business; and (vi) a $0.2 million increase in research and product development funding.

•	EBITDA loss was $6.6 million for the nine months ended September 30, 2010, a decrease of $7.8 million or 54% compared to the nine months ended September 30, 2009.

•	Net loss was $6.7 million, a 57% decrease from $15.4 million for the nine months ended September 30, 2009.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Business Segment Review
We report our results in three business segments: OnSite Generation; Power Systems; and Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended Sept. 30			Nine months ended Sept. 30
	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Revenues	4,879	2,521	94%	11,786	10,154	16%
Gross Margin	1,116	234	377%	2,112	2,170	(3%)
% of Revenues	23%	9%		18%	21%

Selling, General and Administrative Expenses	632	772	18%	1,711	2,225	23%
Research and Product Development Expenses	290	212	37%	588	1,115	47%
Segment Income (Loss)	194	(750)	126%	(186)	(1,171)	84%

Revenues for the three months ended September 30, 2010 were $4.9 million, an increase of $2.4 million or 94% compared to the comparable period of 2009 primarily as a result of the shipment of $4.1 million of previously delayed orders. These delays were caused by delays on the part of some customers to accept delivery of product as initially contracted. Revenues for the nine months ended September 30, 2010 were $11.8 million, an increase of $1.6 million or 16% compared to the comparable period of 2009 primarily as a result of variations in the timing of project deliveries.  Revenues consisted of the sale of electrolyzer products to customers in industrial gas markets. As at September 30, 2010, we had $15.5 million of confirmed orders (September 30, 2009 - $10.3 million).

Gross Margin for the three and nine months ended September 30, 2010 was $1.1 million (23% of revenues), and $2.1 million (18% of revenues) compared to $0.2 million (9% of revenues) and $2.2 million (21% of revenues) in the comparable periods of 2009.  The increase in gross margin for the three months ended September 30, 2010 reflects more favourable overhead absorption resulting from higher revenues. The decrease in gross margin for the nine months ended September 30, 2010 reflects pricing pressure on orders booked in 2009.

Selling, General and Administrative Expenses for the three and nine months ended September 30, 2010 were $0.6 million and $1.7 million respectively, reflecting decreases of 18% and 23% over the comparable periods of 2009. These decreases are the result of streamlining and cost reduction initiatives combined with a decrease in the value of the US dollar relative to the euro.

Research and Product Development Expenses for the three and nine months ended September 30, 2010 were $0.3 million and $0.6 million, respectively, reflecting an increase of 37% over the three months ended September 30, 2009 and a decrease of 47% over the nine months ended September 30, 2009. The increase for the three months ended September 30, 2010, reflects increased material consumption for experimentation and prototyping trials. The decrease for the nine months ended September 30, 2010 is the result of the result of streamlining and cost reduction initiatives combined with a decrease in the value of the US dollar relative to the euro.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Segment Income for the three months ended September 30, 2010 was $0.2 million and a loss of $0.2 million for the nine months ended September 30, 2010 compared to $0.8 million and $1.2 million for the three and nine months ended September 30, 2009.  These increases are primarily the result of increased  revenues and gross margin, partially offset by operational improvements and operating cost reductions.

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended Sept. 30			Nine months ended Sept. 30
	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Revenues	711	1,037	(31%)	3,339	4,480	(25%)
Gross Margin	323	224	44%	1,347	626	115%
% of Revenues	45%	22%		40%	14%

Selling, General and Administrative Expenses	759	902	16%	2,677	3,387	21%
Research and Product Development Expenses	828	891	7%	1,850	3,278	44%
Segment Loss	(1,264)	(1,568)	19%	(3,180)	(6,039)	47%

Revenues for the three months ended September 30, 2010 were $0.7 million, a decrease of $0.3 million or 31% compared to the comparable period of 2009.  Revenues for the nine months ended September 30, 2010 were $3.3 million, a decrease of $1.1 million or 25% compared to the comparable period of 2009.  These changes are primarily the result of the timing of project deliveries. As at September 30, 2010, we had $3.9 million of confirmed orders (September 30, 2009 - $4.3 million).

Gross Margin for the three and nine months ended September 30, 2010 was $0.3 million (45% of revenues), and $1.3 million (40% of revenues) compared to $0.2 million (22% of revenues) and $0.6 million (14% of revenues) in the comparable periods of 2009.  These increases are the result of product mix due to a higher proportion of engineering services, product cost reductions and the reversal of $0.2 million of expired warranty provisions.

Selling, General and Administrative Expenses for the three and nine months ended September  30, 2010 were $0.8 million and $2.7 million respectively, reflecting decreases of 16% for the three months ended September 30, 2010 and 21% compared to the comparable periods in 2009. These decreases are the result of business streamlining and cost reduction initiatives.

Research and Product Development Expenses for the three and nine months ended September 30, 2010 were $0.8 million and $1.9 million respectively, reflecting decreases of 7% and 44%, over the comparable periods in 2009.  These decreases reflect product standardization and cost reduction efforts as well as increased research and product development funding of $0.3 million for the three and nine months ended September 30, 2010.

Segment Loss for the three and nine months ended September 30, 2010 was $1.3 million and $3.2 million, respectively, reflecting decreases of 19% and 47% over the comparable periods in 2009.  These decreases are primarily the result of increased gross margin, research and product development funding and cost reductions.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Test Systems

Summary Financial Analysis	Three months ended Sept. 30			Nine months ended Sept. 30
(in thousands of US dollars)	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Revenues	-	-	-	-	-	-
Gross Margin	-	117	100%	-	267	100%
% of Revenues	-	-		-	-

Selling, General and Administrative Expenses	-	182	100%	-	557	100%
Research and Product Development Expenses	-	-	-	-	-	-
Segment Loss	-	(65)	100%	-	(289)	100%

Test Systems revenues and expenses were $nil for the three and nine months ended September 30, 2010, as a result of our decision to wind up our test equipment business announced on November 7, 2007. We anticipate completing the windup of our test equipment business in the fourth quarter of 2010 as we complete the remediation of our previously occupied Test Systems manufacturing facility.

Corporate and Other

Summary Financial Analysis	Three months ended Sept. 30			Nine months ended Sept. 30
(in thousands of US dollars)	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Selling, General and Administrative Expenses	1,011	2,638	62%	2,944	6,503	55%
Research and Product Development Expenses	(47)	27	274%	64	105	39%
Litigation Settlements	-	-	0%	(437)	-	100%
Segment Loss	(1,008)	(3,056)	67%	(3,299)	(7,947)	58%

Selling, General and Administrative Expenses for the three months ended September 30, 2010 were $1.0 million, a decrease of 62% over the comparable period of 2009.  Selling, general and administrative expenses for the nine months ended September 30, 2010 were $2.9 million, a decrease of 55% over the comparable period of 2009. The decrease in the third quarter of 2010 over the third quarter of 2009 reflects the absence of $1.8 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund. The decrease for the nine months ended September 30, 2010, is the result of the absence of $3.0 million transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund and decreases in selling, general and administrative expenses as a result of ongoing cost reduction efforts.

Research and Product Development Expenses for the three and nine months ended September 30, 2010 and 2009 were less than $0.1 million and reflect the payment or refund of intellectual property fees.

Litigation settlements for the three and nine months ended September 30, 2010 were $nil and $0.4 million, respectively, and reflect the settlements noted below.

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action

Third Quarter 2010 MD&A

Hydrogenics Corporation

09-11947."  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to Selling, General and Administrative expenses. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Segment loss for the three months ended September 30, 2010 was $1.0 million a decrease of $2.0 million from a loss of $3.1 million for the three months ended September 30, 2009.  Segment loss for the nine months ended September 30, 2010 was $3.3 million a decrease of $4.6 million (58%) from the comparable period of 2009 reflecting lower selling, general and administrative expenses and the results of litigation settlements noted above.

2   Financial Condition
A discussion of the significant changes in our Consolidated Balance Sheets.

(in thousands of US dollars)	Sept. 30 2010	Dec. 31 2009	Change
			$	%
Cash, cash equivalents, restricted cash and short-term investments	11,707	11,002	705	6%
Accounts receivable	5,684	3,685	1,999	54%
Inventory	8,671	11,746	(3,075)	(26%)
Accounts payable and accrued liabilities	12,054	14,782	(2,728)	(18%)
Unearned revenue	3,880	4,546	(666)	(15%)

Cash, cash equivalents and restricted cash at September 30, 2010 were $11.7 million, an increase of $0.7 million or 6% from December 31, 2009. Refer to Section 4 - Liquidity and Capital Resources for a discussion of the change in cash, cash equivalents and restricted cash.

Accounts receivable at September 30, 2010 were $5.7 million, an increase of $2.0 million or 54% from December 31, 2009 as a result of timing of product deliveries and payments.

Inventory at September 30, 2010 was $8.7 million a decrease of $3.1 million or 26% from December 31, 2009 as a result of the conversion of $3.2 million of finished goods inventory into revenue combined with a $0.7 million decrease in raw materials partially offset by a $0.8 million increase in work-in-progress as we complete on projects scheduled for delivery in upcoming quarters.

Accounts payable and accrued liabilities at September 30, 2010 were $12.1 million, a decrease of $2.7 million or 18% from December 31, 2009 as a result of the timing of disbursements and decreased raw material inventories.

Unearned revenues at September 30, 2010 were $3.9 million, a decrease of $0.7 million or 15% from     December 31, 2009 as a result of the conversion of customer deposits on hand at December 31, 2009 into revenue and fewer deposits received on orders booked during the nine months ended September 30, 2010.

Third Quarter 2010 MD&A

Hydrogenics Corporation

3   Summary of Quarterly Results
A summary view of our quarterly financial performance.

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2010.

(in thousands of US dollars)	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Revenues	$5,590	$2,809	$6,726	$4,207	$3,558	$5,540	$5,536	$8,855
Gross Margin	1,440	842	1,178	665	575	857	1,631	2,568
% of Revenues	26%	30%	18%	16%	16%	16%	30%	29%
EBITDA	(2,106)	(1,247)	(3,276)	(4,058)	(5,159)	(5,510)	(3,759)	(2,004)
Net Income (Loss)	(2,078)	(1,011)	(3,576)	6,071	(5,439)	(6,010)	(3,997)	(1,950)
Net Income (Loss) Per Share (Basic and Fully Diluted)	(0.47)	(0.24)	(0.87)	1.64	(1.47)	(1.63)	(1.08)	(0.53)
Weighted Average Common Shares Outstanding	4,420,201	4,293,087	4,124,203	3,699,795	3,698,607	3,696,284	3,696,226	3,696,267

4   Liquidity and Capital Resources
A discussion of cash flow, liquidity, credit facilities, and other disclosures.

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities	Three months ended Sept. 30			Nine months ended Sept. 30
(in thousands of US dollars)	2010	2009	% Favorable (Unfavorable)	2010	2009	% Favorable (Unfavorable)
Net loss	(2,078)	(5,439)	62%	(6,665)	(15,446)	57%
Changes in non-cash working capital items	(1,221)	507	(340%)	(2,603)	(1,218)	(114%)
Other items not affecting cash	1,056	352	200%	1,854	1,336	39%
Cash used in operating activities	(2,243)	(4,580)	51%	(7,414)	(15,328)	52%

Changes in cash used in operating activities in the three months ended September 30, 2010 compared to the three months ended September 30, 2009 are discussed below.

•	Net Loss decreased $3.4 million or 62% as more particularly described in Section 1 - Operating Results of this MD&A.

•	Other items not affecting cash increased $0.7 million or 200%.

•	Changes in non-cash working capital increased $1.7 million as more particularly described in Section 2 - Financial Condition of this MD&A.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Changes in cash used in operating activities in the nine months ended September 30, 2010 quarter compared to the nine months ended September 30, 2009 are discussed below.

Net Loss decreased $8.8 million or 57% as more particularly described in Section 1 - Operating Results of this MD&A.

•	Other items not affecting cash increased $0.5 million or 39%.

•	Changes in non-cash working capital increased $1.4 million or 114% as more particularly described in Section 2 - Financial Condition of this MD&A.

Consistent with our 2009 MD&A, we continue to anticipate consuming between $10.0 million and $15.0 million in 2010 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  For the nine months ended September 30, 2010, we consumed $7.9 million of cash resources and funded these cash requirements with $8.6 million of equity in two financings. In the event we are successful in securing orders in excess of our base case revenue outlook, our short-term working capital requirements would increase. These estimates are based on our actual results for the nine months ended September 30, 2010 and our outlook for the three months ending December 31, 2010.

We have sustained losses and negative cash flows from operations since our inception. At September 30, 2010, we had approximately $11.7 million of cash and cash equivalents and restricted cash.  In January 2010, we raised $5.0 million, before transaction costs, in a registered direct offering of common shares. In the third quarter of 2010, we received gross proceeds of $4.0 million from the closing of the first two tranches of our subscription agreement with CommScope. There are significant uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2010 and 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

The condition of the current global economy and credit markets affects our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity.  If the current condition of the economy results in a slow return to economic growth, demand for our products is likely to remain lower than in the past. Secondly, the current credit climate may adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit.  Our business is dependent on purchasers of our products having access to adequate levels of credit.  If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result. Given these uncertainties, we will continue to monitor our operating strategy.

Cash Provided By (Used in) Investing Activities (in thousands of US dollars)	Three months ended Sept. 30			Nine months ended Sept. 30
	2010	2009	Increase	2010	2009	Increase
Cash provided by (used in) investing activities	272	(76)	348	532	(580)	1,112

Third Quarter 2010 MD&A

Hydrogenics Corporation

Cash provided by (used in) investing activities was $0.3 million in the three months ended September 30, 2010, an increase of $0.3 million over the comparable period of 2009. The $0.3 million of cash provided by investing activities during the third quarter of 2010 reflects a $0.4 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee offset by $0.1 million of capital expenditures.  The $0.1 million of cash used in investing activities during the third quarter of 2009 primarily reflects a $0.1 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee.

Cash provided by (used in) investing activities was $0.5 million in the nine months ended September 30, 2010, an increase of $1.1 million over the comparable period of 2009. The $0.5 million of cash provided by investing activities during the three months ended September 30, 2010 reflects a $0.8 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.2 million of capital expenditures.  The $0.6 million of cash used in investing activities during the nine months ended September 30, 2009 primarily reflects a $0.4 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee.

Cash Provided By Financing Activities (in thousands of US dollars)	Three months ended Sept. 30			Nine months ended Sept. 30
	2010	2009	Increase	2010	2009	Increase
Cash provided by (used in) financing activities	3,766	6	3,760	8,366	85	8,281

Cash provided by financing activities was $3.8 million for the three months ended September 30, 2010, an increase of $3.8 million compared to the three months ended September 30, 2009.

On August 9, 2010, we entered into a strategic alliance with CommScope, a subsidiary of CommScope, Inc., a global leader in infrastructure solutions for communications networks.  This agreement calls for the use of proceeds to be used in the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Under the terms of the strategic agreement, we will develop next-generation power modules for telecom-related backup power applications, to be incorporated by CommScope into its products sold to customers worldwide. Under the subscription agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches, for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). As a result of these two transactions, CommScope owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation. The third and fourth tranches are subject to the satisfaction by ourselves of certain agreed upon product development milestones with respect to Hydrogenics' fuel cell business.  These are currently expected to occur in the third quarter of 2011.The agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to maintenance of certain ownership requirements, will have the right to have one non-voting observer on our board of directors.  We have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein we have granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.

Cash provided by financing activities was $8.4 million for the nine months ended September 30, 2010, reflecting $8.4 million of proceeds received from investments in common shares, $3.8 million of which was from CommScope in the three months ended September 30, 2010 and $4.6 million from our registered direct equity offering with two institutional investors in the three months ended March 31, 2010.

Third Quarter 2010 MD&A

Hydrogenics Corporation

Credit Facilities
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at September 30, 2010, we had operating lines of credit of up to 3.5 million euros or $4.8 million, dependent on qualified orders, (3.5 million euros or $5.0 million as at December 31, 2009). As at September 30, 2010 and December 31, 2009, we had no indebtedness on our credit facilities.

Pursuant to the terms of the credit facility, with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euros, along with a maximum of 1.5 million euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euros in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany account with Hydrogenics Corporation does not fall below a defined level.  As at September 30, 2010, the solvency covenant was 38% (December 31, 2009 – 35%).  As at September 30, 2010 and December 31, 2009, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at September 30, 2010 and December 31, 2009, there was no availability under this line of credit as the Corporation had not submitted any sales orders for approval.

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to develop domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $10.9 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies and, in one case 0.53% of Stuart Energy Systems Corporation’s (“Stuart Energy”) gross business revenues. To date, we have recognized $60.2 million in revenues from these technologies and recorded a repayable amount of $0.3 million. Liabilities for these repayable amounts are accrued as revenues are recognized, in accordance with the terms of the agreement. These arrangements expire between September 30, 2006 and       March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy, now a wholly owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay CA$17.6 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy’s revenues reaching CA$90.0 million or April 1, 2007 at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. We are in discussion with TPC regarding Stuart Energy’s obligations to TPC and anticipate we will enter into an amended agreement with TPC concerning Stuart Energy. As discussions with TPC are ongoing, we are

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not able to ascertain the exact nature and extent of how payments against the Repayable Loan Amount will be made at this time.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are unaware of any actions with respect to these agreements. No amount has been recorded in the interim consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary.

In addition, the Corporation entered into an indemnity agreement with trustees of Algonquin Power Income Fund, which is primarily designed to provide indemnification from New Hydrogenics, the resulting entity that carries on the business previously carried on by the Corporation, to “New Algonquin”, the corporate successor entity to Hydrogenics, for claims relating to New Hydrogenics' business that are brought against New Algonquin in the future.

The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We are unaware of any actions with respect to these agreements. No amount has been recorded in the interim consolidated financial statements with respect to these indemnification agreements.

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

5   Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies.

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2009 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2009. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

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6   Recent Accounting Pronouncements
A discussion of Canadian generally accepted accounting principle developments that have, will, or might affect the Corporation.

Our accounting policies used to prepare our interim consolidated financial statements for the three and nine months ended September 30, 2010 are unchanged from those disclosed in our 2009 annual consolidated financial statements.

We will be adopting the following changes to our accounting policies in the future.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP there are significant differences in accounting policies that must be evaluated. As well, more disclosures will be required under IFRS.  The purpose of this section is to report updates to our transition project.  More detail about past milestones may be found in previous MD&A reports, found at www.sedar.com.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external advisor, were established. The project philosophy is to retain current accounting practices and policies where possible, in order to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of three (3) discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation is currently in the design and planning/solution development phase.  The project is proceeding according to the timeline and no undue delays are anticipated.

The following table addresses certain elements of the conversion plan, and an assessment of our progress. The Corporation’s project team is working through a detailed project plan and expects certain project activities and milestones could change. Given the progress of the project and outcomes identified, we could change our intentions between the time of communicating the key milestones below and the changeover date. Further, changes in regulation or economic conditions at the date of the changeover or during the project could result in changes to project activities communicated in the following chart.

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Financial Statement Preparation
Key Activity	Milestones/Target Dates	Progress to Sept. 30 2010	Management Comments
Identify the major differences in accounting policies between Canadian GAAP and IFRS.	Complete IFRS diagnostic by December 31, 2009 identifying the major differences between Canadian GAAP and IFRS.	Completed.
Based on the work carried out to date, it is expected the implementation of the following IFRS standards will most likely have the greatest impact on the Corporation’s consolidated financial statements in 2011: (i) elections made under IFRS 1: First-time Adoption of IFRS; (ii) IAS 32 : Financial Instruments; (iii) IAS 36: Impairment of Assets; and (iv) IAS 37: Provisions, Contingent Liabilities and Contingent Assets.

Management has made a preliminary quantification of the financial statement impact on the consolidated financial statements which is in the process of being reviewed by the Board of Directors.

Select Hydrogenics’ ongoing IFRS policies.	Senior management approval of all significant IFRS accounting policy choices by summer of 2010.	Substantially Complete.
An in-depth analysis of the Corporation’s accounting policy choices is complete. The Corporation’s progress to date has resulted in several preliminary conclusions/assessments as noted below.

Management has made a preliminary analysis of the Corporation’s accounting policy choices which is in the process of being reviewed by the Board of Directors.

Develop consolidated financial statement format.	Senior management approval of consolidated financial statement format by summer of 2010.	Completed.
The Corporation has developed an initial set of IFRS consolidated financial statements and is working on various supplemental disclosure items including the notes to the consolidated financial statements.

Management has preliminary draft consolidated financial statements  which is in the process of being reviewed by the Board of Directors.

Quantify effects of change in initial IFRS disclosure and 2011 consolidated financial statements.	Complete quantification of changes in initial IFRS disclosure later in 2010.	In progress.	The Corporation commenced this activity subsequent to the third quarter of 2010 and expects to complete this task during the fourth quarter of 2010.
Audit of January 1, 2010 balances.	Complete audit of 2010 opening balances under IFRS. Scheduled for third quarter 2010.	Not yet started.	Management has kept the Corporation’s auditors informed of the progress of the transition project and is currently determining the timing of the audit of opening balances.

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Internal Control Over Financial Reporting for IFRS
Key Activity	Milestones/Target Dates	Progress to Sept. 30 2010	Management Comments
Assess whether new controls are required. If required, design new controls and develop test plans to address initial reporting of IFRS consolidated financial statements, including related note disclosures as well as ongoing financial reporting later in 2010.
	All key control and design effectiveness implications will be assessed as part of the IFRS differences and accounting policy choices during the first half of 2010.	In progress.
The certifying officers now plan to complete the design and initially evaluate the effectiveness of these controls in the fourth quarter of 2010 to prepare for certification under IFRS in 2011.

At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its internal control systems. However, based on the Corporation’s current assessment of our initial information, we cannot ascertain the impact that the transition to IFRS may have on the Corporation’s Internal Control over Financial Reporting (“ICFR”) in 2010 and 2011.

Information Technology
Key Activity	Milestones/Target Dates	Progress to Sept. 30 2010	Management Comments
Ensure the impact of IFRS on the Corporation’s information technology (“IT”) systems is IFRS compliant, including program upgrades and changes as well as gathering data for disclosures.	Complete analysis of existing IT systems to ensure systems are able to capture all the necessary data required under IFRS by the second quarter of 2010 and identify deficiency areas.	In progress.
At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its information systems.  No significant impacts have been noted to date. Management now expects to complete this activity during the fourth quarter of 2010 or first quarter of 2011.

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Financial Reporting Expertise
Key Activity	Milestones/Target Dates	Progress to Sept. 30 2010	Management Comments
Ensure management and its employees have the technical knowledge to lead the IFRS conversion and implement the accounting changes throughout the Corporation.
Identify resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business by December 31, 2009 and training of key finance and operational staff to be delivered in 2010.

		In progress.	Commenced in 2009 and has continued throughout 2010. Board members have received project status updates and training quarterly throughout 2010.
Ensure the Audit Committee members are sufficiently knowledgeable about IFRS to evaluate management’s selection of accounting policy choices permitted under IFRS and to consider the impact of IFRS conversion on the various aspects of the Corporation’s operations.

Education and  information regarding IFRS to be provided to members of the Board of Directors (including Audit Committee members) on a quarterly basis commencing with the first quarter of 2010.

The information provided will include a review of the timeline for implementation, the implications of IFRS standards to the business and an overview of the impact to the consolidated financial statements (as experienced by comparable companies).

		In progress.	Initial orientation carried out in 2009. Quarterly sessions progressing as planned.

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The Corporation has completed an assessment of the impacts of adopting IFRS based on the standards as they currently exist, and has identified those standards having the greatest potential to affect the Corporation’s accounting policies, financial reporting and information system requirements upon conversion to IFRS.  The assessment to date has found there are likely to be differences to  several line items appearing in the Corporation’s consolidated balance sheet and consolidated statement of operations from what has been reported under Canadian GAAP if the recognition and measurement provisions of IFRS were applied. It should be noted that in making this assessment, a full conversion exercise considering every recognition, measurement, presentation and disclosure difference that exists between the two bases of accounting (i.e. Canadian GAAP and IFRS) has not been completed, and accordingly, our assessment may change over time. Set forth below is a summary of certain relevant accounting differences between Canadian GAAP and IFRS and their possible impacts on the consolidated financial statements of the Corporation.

The paragraphs below summarize those areas where there have been changes or updated disclosures since the last MD&A report.

(i) Impairment of assets. Under IFRS, the Corporation must recognize an impairment when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount.  The recoverable amount is the higher of fair value less cost to sell and value in use.  A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The Corporation has begun to identify its CGUs and segregated the assets that belong to each.  Goodwill must be allocated to a CGU and impairment testing performed at the CGU level.  The Corporation has engaged a third party to perform impairment testing as required under IAS 36: Impairment of assets to determine the January 1, 2010 value of goodwill under IFRS and the project is ongoing by the third party as at September 30, 2010.

(ii) Provisions, contingent liabilities and contingent assets.. IFRS requires that an entity record a provision when the following conditions are met: (a) if the Corporation has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation; and (c) a reliable estimate can be made of the amount of the obligation.  The Corporation has determined there will be some reclassification of amounts to provisions in the consolidated financial statements under IFRS, including, most notably, warranties.  Based on current operations, management does not believe there will be additional provisions recorded.

(iii) Government grants. The Corporation has received government assistance related to certain research and development projects.  In conjunction with these agreements, the Corporation is obligated to pay royalties related to the sale of certain of its products.  Under Canadian GAAP the Corporation accrues a royalty obligation at the time of sale.  The Corporation has determined there will be a requirement for one of our funding agreements, which has not been recorded as a liability under Canadian GAAP, to be recorded as a liability under IFRS. This will result in an increase to liabilities with a corresponding adjustment to opening deficit.

Canadian standards

In January 2009, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements,” and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The

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Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements With Multiple Deliverables. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Corporation’s period of adoption. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

US standards

In October 2009, the Financial Accounting Standards Board issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

7   Outlook
The outlook for our business.

Current Market Environment

The continued tightening of credit continues to adversely impact the available liquidity and overall economic activity resulting in a slow return to economic growth. As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading or emerging economies is slowed, our current or potential customers may continue to delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and consolidated financial position.

Over the past few years, the Corporation has taken significant steps to streamline its operations and consolidated financial position to better face a difficult economic situation. In the first nine months of 2010 we secured $14.7 million in orders, an increase of $3.1 million from $11.6 million in the first nine months of 2009.  We have no funded or secured debt obligations outstanding and maintain an order backlog of $19.4 million as at September 30, 2010 spread across numerous geographical regions.

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At the same time, we are witnessing governments in many jurisdictions showing a willingness to increase spending on alternative energy projects to stimulate the economy. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. However, as no business is immune to a slowdown in the economy, we experienced adverse effects in 2009 which has improved in recent quarters.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook

We operate in various markets and in this MD&A we define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors, including project timing, that are within our control such as product development and market engagement initiatives as well as a number of factors that are beyond our control such as macroeconomic conditions.

Our delivery expectations for 2010 are outlined in the table below.  We caution readers not to place undue reliance on this assessment and refer to our forward-looking statement on page 22 of this MD&A.

Relevant Market	Economic Activity in 2009	Original Anticipated Economic Activity in 2010 as per 2009 MD&A	Current Anticipated Economic Activity in 2010
Industrial Gas	25 units delivered.	Revenues and orders delivered will be higher than in 2009.	Consistent with original expectations, we currently anticipate revenues and orders delivered will be higher than in 2009.
Hydrogen Fueling Stations	1 unit delivered.	Revenues and orders delivered will be higher than in 2009.	Consistent with original expectations, we currently anticipate revenues and orders delivered will be higher than in 2009.
Renewable Energy Storage	2 units delivered.	Revenues and orders delivered will be higher than in 2009.	While we originally believed that revenues and orders delivered would be higher than in 2009, we now believe that revenues and deliveries will be lower than 2009.
Backup Power	18 units delivered.	Revenues and orders delivered will be higher than in 2009.
While we originally believed that revenues and orders delivered would be higher than in 2009 and we see much opportunity for 2011, due to expected timing of orders received, we now believe that revenues and deliveries will be lower than 2009.

Motive/Mobile Power	25 units delivered.	Revenues and orders delivered will be lower than in 2009.	Consistent with original expectations, we anticipate revenues and orders delivered will be lower than in 2009.
Other Power Products	16 units delivered.	We anticipate revenues and orders delivered will be similar to 2009.	Consistent with original expectations, we anticipate revenues and orders delivered will be similar to 2009.

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8  Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting.

No changes were made in our internal control over financial reporting during the interim period ended September 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9  Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Cash Operating Costs are used by management to provide additional insight into our performance and financial condition. We believe these non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the interim consolidated financial statements. Accordingly, we are presenting EBITDA and Cash Operating Expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administrators Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purpose of the non-GAAP measure, and how the non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to Operating income or Net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

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EBITDA
(in thousands of US dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net loss	(2,078)	(5,439)	(6,665)	(15,446)
Amortization of property, plant and equipment	325	292	694	743
Other expense (income)	(353)	(29)	(661)	258
Current income tax expense (recovery)	-	17	3	17
EBITDA	(2,106)	(5,159)	(6,629)	(14,428)

Cash Operating Costs

We report Cash Operating Costs because they are a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes Cash Operating Costs are a useful measure in assessing our fixed operating costs.

Cash Operating Costs are not based on Canadian GAAP or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of Cash Operating Costs. While Cash Operating Costs are disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that Cash Operating Costs as reported by us may not be comparable in all instances to Cash Operating Costs as reported by other companies.

The following is a reconciliation of Cash Operating Costs with Loss From Operations. Cash Operating Costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs
(in thousands of US dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Loss from operations	(2,431)	(5,451)	(7,323)	(15,171)
Less: Gross margin	1,440	575	3,460	3,063
Less: Stock-based compensation	76	111	257	321
Less: Amortization of property, plant and equipment	325	292	694	743
Cash Operating Costs	3,470	5,623	9,832	17,170

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10  Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements.

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession or slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the

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Corporation’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we do currently.

While our interim consolidated financial statements for the three and nine months ended September 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2009 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2010 and 2011. If we do not raise enough additional capital during 2010 or 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, alliances with strategic partners, the sale of or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access the capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided that we cannot issue securities with a value exceeding one-third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants, which are significantly greater than one-third of our current public float, to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there is a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value.  In light of our registered direct

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Hydrogenics Corporation

offering in January 2010, we may be required to obtain shareholder approval for certain issuances of our securities.

Furthermore, the securities purchase agreement we entered into with the two institutional investors in connection with the registered direct offering and the subscription agreement with CommScope contain certain restrictions that may affect our ability to obtain financing.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, it will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At September 30, 2010, we had approximately $11.7 million of cash and cash equivalents and restricted cash (December 31, 2009 - $11.0 million). Restricted cash of $1.1 million is held as partial security for standby letters of credit and letters of guarantee. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession or continued slow return to economic growth could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these changes may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession or slow return to economic growth, demand for our products is likely to decline. Second, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of the downturn. As a result, we may face new risks as yet unidentified and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to

Third Quarter 2010 MD&A

Hydrogenics Corporation

finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operation of our fuel cell test business in 1996. Since November 7, 2007, we have been engaged principally in the research and product development and manufacture of fuel cell systems and subsystems and hydrogen generation systems. For the nine months ended September 30, 2010, we derived $11.8 million or 78% of revenues from our sales of hydrogen generation products and services and $3.3 million, or 22%, of our revenues from sales of power products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in 2010. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net losses for the nine months ended September 30, 2010 of $6.7 million, a net loss of $9.4 million for the year ended December 31, 2009, and a net loss of $14.3 million for the year ended December 31, 2008. Our accumulated deficit as at September 30, 2010 was $307.5 million, at December 31, 2009 it was $301.0 million, and at December 31, 2008 it was $291.4 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2010 and 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into  arrangements with us in order to use our products and services on a

Third Quarter 2010 MD&A

Hydrogenics Corporation

trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

To date, a relatively limited number of customers has accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 52% of revenue for the nine months ended September 30, 2010, 27% of revenues for the year ended December 31, 2009, and 35% of our revenues for the year ended December 31, 2008. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur net foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our consolidated financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate in view of the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other

Third Quarter 2010 MD&A

Hydrogenics Corporation

resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 14.6% of our total assets as at September 30, 2010, 14.8% of our total assets as at December 31, 2009, and 10.6% of our total assets as at December 31, 2008. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.